

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

<u>Via E-mail</u>
Steven M. Helmbrecht
Senior Vice President and Chief Financial Officer
Itron, Inc.
2111 N Molter Road
Liberty Lake, Washington 99019

       Re: **Itron, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 17, 2012
               File No. 0-22418

Dear Mr. Helmbrecht:

     We refer you to our comment letters dated November 1, 2012 and November 29, 2012, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Cecilia Blye

                                       Cecilia Blye, Chief
                                       Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance